EXHIBIT 12

F.N.B. Corporation and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

Dollars in thousands

Year Ended December 31	2015	2014	2013	2012	2011
Earnings:
Income before income taxes	$229,642	$206,670	$162,560	$154,183	$119,051
Fixed charges, excluding interest on deposits	34,330	29,921	18,384	19,470	23,402
Less: Preferred stock dividends	(11,566)	(11,983)	—	—	—

Subtotal	252,406	224,608	180,944	173,653	142,453
Interest on deposits	31,207	29,602	29,441	42,513	53,535

Total	$283,613	$254,210	$210,385	$216,166	$195,988

Fixed charges:
Interest on borrowed funds	$17,366	$13,083	$14,903	$16,542	$21,082
Interest component of rental expense	5,398	4,855	3,481	2,928	2,320
Preferred stock dividends	11,566	11,983	—	—	—

Subtotal	34,330	29,921	18,384	19,470	23,402
Interest on deposits	31,207	29,602	29,441	42,513	53,535

Total	$65,537	$59,523	$47,825	$61,983	$76,937

Ratio of earnings to fixed charges:
Excluding interest on deposits	10.58x	11.85x	9.84x	8.92x	6.09x
Including interest on deposits	5.04x	5.10x	4.40x	3.49x	2.55x

Ratio of earnings to fixed charges and preferred stock dividends:
Excluding interest on deposits	7.35x	7.51x	9.84x	8.92x	6.09x
Including interest on deposits	4.33x	4.27x	4.40x	3.49x	2.55x